                                                       Filed by EFTC Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                               Subject Company: EFTC Corporation
                                               Commission File No. 0-23332

                          TRANSCRIPT OF CONFERENCE CALL

                                      EFTC

                               MODERATOR: JIM BASS
                                   MAY 2, 2001
                                  14:30 P.M. MT

 Operator:              Ladies and gentlemen, thank you for standing by. Welcome
                        to the EFTC first quarter earnings conference call. At this time all participants are in a listen only mode.
                        Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the one, followed by the four on your push button phone. As a reminder this conference is being recorded
                        Wednesday, May 2, 2001, and is being recorded for transcript and postview.

                        Earlier today EFTC announced that EFTC has signed a merger agreement with K*TEC Electronics Corporation that will result in a business combination of the two EMS companies. A registration statement on Form S-4 will be filed in connection with the business combination. EFTC expects to mail a joint proxy statement/prospectus to EFTC's shareholders containing information about the business combination. Investors and shareholders are urged to read the registration statement and the joint proxy statement/prospectus carefully when they become available. The registration statement and the joint proxy statement/prospectus will contain important information about business combination, EFTC, K*TEC, and the combined entity. Investors and shareholders will be able to obtain copies of these documents free of charge through the web site maintained by U.S. Securities and Exchange Commission at Free copies of the registration statement and joint proxy statement/prospectus may also be obtained by contacting EFTC.

                        EFTC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EFTC in connection with the business combination. Information about the directors and executive officers of EFTC and their ownership of EFTC stock will be set forth in the joint proxy statement/prospectus. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement and prospectus regarding the proposed transaction when it becomes available.

                        This call contains forward-looking statements that relate to future events or performance. These statements reflect EFTC's current expectations and EFTC does not undertake to update or revise these forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, listeners are cautioned that these statements involve risks and uncertainties, many of which are beyond EFTC's control, that can cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, EFTC's dependence upon the electronics industry, EFTC's dependence upon a small number of customers, the ability to successfully integrate the management systems and business of EFTC and K*TEC, the risks inherent with predicting revenue and earning outcomes, as well as other factors identified as risk factors or otherwise described in EFTC's filing with the Commission from time to time.

                                                       Filed by EFTC Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                               Subject Company: EFTC Corporation


                        I would now like to turn the conference over to Mr. Jim Bass, Chief Executive Officer. Please go ahead, sir.

 Jim Bass:              Good afternoon ladies and gentlemen.  My name is
                        Jim Bass. I am President and CEO of EFTC. Welcome to our FY 2001 Q1 conference call. Joining me today on this call is Pete Harper, EFTC's CFO.

                        EFTC has issued today two press releases relating to Q1 results and the merger agreement between EFTC and K*TEC. I hope everyone has had an opportunity to receive these releases which have been put out on Business Wire. I am now going to provide a brief statement about EFTC business and then Pete will follow with a more detailed explanation of Q1 results and a view toward EFTC's Q2 business situation.

                        During the first quarter we continued to make significant improvements in EFTC's overall business and operating results. The turnaround in EFTC's financial performance that began during the third quarter of 2000, when the current management team joined the company, continues and we are pleased to report continued profitability. These results come from improved asset management, increased productivity, and improved conditions with our customers. The new management team continues to make substantial progress in improving our operational processes and meeting or exceeding customer commitments.

                        While we are not immune to the overall electronics industry, which has suffered a severe and widespread slowdown, the management team has done an excellent job managing in this environment. We are continuing to control expenses and are prepared to capitalize on a market recovery. However, there still remains uncertainty on future market conditions. We full expect the positive year-over-year trends in revenue and profit to continue in the second quarter due the addition of new account and improved operational execution. However, we are experiencing order softness from some of our customers and second quarter revenues and profits may decline up to approximately 15 percent from first quarter results. Lack of visibility and the uncertainty of market conditions beyond Q2 limits our ability to provide additional guidance.

                        Before I turn the discussion over to Pete Harper, our CFO, I would like to comment on the proposed merger between EFTC and K*TEC. K*TEC is a contract manufacturing business based in Houston, Texas, that is currently controlled by Thayer Capital Partners and Blum Capital Partners. As you are aware from the press release we issued earlier today, EFTC has signed a merger agreement with K*TEC that will result in a business combination of our two companies. We believe this combination will greatly enhance our strategic vision to be recognized as the leader in high mix manufacturing services.

                        The terms of the merger agreement were negotiated on behalf of EFTC by a special committee comprised of independent directors, supported by their legal and financial advisors. As well, JP Morgan acted as exclusive financial advisor to the special committee in connection with the transaction. However, all other specific information about the background of the transaction, the business, financial condition, and results of operations of K*TEC and other matters related to the transaction will be disclosed in joint proxy statement/prospectus that will be prepared and filed with the Securities and Exchange Commission. Accordingly, we are not in a position to comment upon the timing or terms of the proposed business combination beyond the statements in our press release today and are

                                                       Filed by EFTC Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                               Subject Company: EFTC Corporation


                        not in a position to answer questions related to the transaction at this time. We appreciate your understanding and will of course provide copies of SEC disclosure documents, once filed.

                        And with that I will turn the meeting over to Pete Harper, our CFO. Pete:

Pete Harper:            Thanks Jim and good afternoon everybody. As Jim stated,
                        we have continued our focus on three things this quarter, improving customer delivery performance, returning the company to profitability, and better asset management and cash flow. We have achieved positive results in each of these areas on both year-over-year basis as well as sequentially from the fourth quarter of 2000 and I will spend a few minutes on each one. In many cases I will discuss both year-over-year performance as well as sequential trends. The year-over-year trends provide insight into the degree of turnaround accomplished by the new management team while the sequential improvement trends are more relevant when looking at continued improvements and our future potential.

                        The improvement in customer deliveries is seen in the growth in revenue produced for the first quarter of $107.5 million, an increase of 69 percent over the previous year and 6 percent sequentially. This represents the sixth consecutive quarter of increasing revenues for EFTC. The revenue increase over the past several quarters is primarily attributable to the sales growth generated in our Phoenix facility.

                        With regard to returning to profitability, starting with gross profit our first quarter gross profit was $9.9 million, or 9.2 percent of revenues. This represents a 645 percent increase over Q1 of 2000 and an 8 percent increase over the $9.1 million reported in the prior quarter. Improved customer deliveries, higher capacity utilization, and operational improvements resulting from the increased output drove this improvement in gross profit compared to the prior quarter and prior year. The first quarter earnings before interest, taxes, depreciation, and amortization, or EBITDA was $6.4 million or 5.9 percent of revenues, and improvement of $1.8 million over the $4.6 million of EBITDA reported in Q4 of 2000. The first quarter net profit of $3 million, or 2.7 percent of revenues represents and increase of $2.8 million from the $0.2 million reported in the fourth quarter of 2000. Both EBITDA and net income improved by over $13 million this quarter as compared with a negative $6.8 million of EBITDA and a $10.1 million net loss reported in Q1 of 2000. The improvement in EBITDA and net income was largely attributable to the improved gross margins, discussed earlier, as well as lower SG&A expenses this quarter.

                        With regard to better asset management, let's look at the balance sheet. I would like to discuss several balance sheet metrics which are critical to our business. For this purpose I will concentrate on sequential trends only. We continue to devote substantial efforts to reduce excess inventories in each of our facilities and enhance supply chain practices to improve the flow from customer orders through factory scheduling and then material receipts to support production. As a result, we have balanced the rate of material receipts with production output and shipments to our customers. This improved supply chain effort combined with the increased throughput has allowed us to keep inventory flat in a quarter where revenues increased 6 percent. As a result, inventory turns based on annualizing Q1 revenues divided by ending inventory this quarter improved to 5.3 turns, up from 5 turns in Q4.

                        Accounts receivable balance decreased by $8.7 million to $33.6 million this quarter. The

                                                       Filed by EFTC Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                               Subject Company: EFTC Corporation


                        decrease in receivables is attributable to improved collections timing with several key customers during the quarter. Primarily as a result of the reduction in accounts receivable and the positive EBITDA generated this quarter we were able to reduce our bank debt of $28.5 million reported in the fourth quarter to $9.7 million this quarter, a reduction of $18.8 million.

                        Looking ahead to the second quarter, we fully expect the improvements in year-over-year trends to continue due to the growth of existing customers, addition of new accounts, and a significant improvement in operational execution achieved over the past several quarters. With regard to sequential trends, revenues and profits may decline up to 15 percent from Q1 results due to order softness we are experiencing from some of our customers. We have already take steps to more aggressively control expenses and head count in response to this business slowdown in order to sustain the bottom line improvements discussed earlier. Due to the uncertainty in the markets served by many of our customers we are really unable to provide guidance beyond the second quarter at this time.

                        To summarize, we continue to experience revenue growth with our unique high mix focus in the electronics manufacturing services market. We have achieved solid improvements in revenues and profits on both a year-over-year and sequential basis and improved asset management while significantly reducing our bank debt this quarter due to the positive cash flow from earnings and the receivable collections this quarter.

                        Now I will turn the call back over you, Jim.

J. Bass: Thanks Pete. I want to emphasize that we are going to continue to concentrate on the things that are making us successful and that is improving asset management, productivity, and execution of all company commitments. I want to make special note that EFTC is appreciative of all of the contributions and support of its employees and that we continue a process of assembling a world class team of people that are really making these results happen. They know how to get things done and they are executing. I am proud of the progress we've made thus far and we really look forward to continued improvement in the future.

                        Before I do conclude this call, I would like to ask if there are any questions about Q1 performance. Operator, I would appreciate it if you could que up the calls and let them ring.

Operator:               Ladies and gentlemen, we will now begin the question and
                        answer session. If you have a question, you will need to press the one, followed by the four, on you push button phone. You will hear a three tone prompt acknowledging your request, and your questions will be polled in the order they are received. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the one, followed three, on your push button phone. If you are using a speaker phone, please pick up your hand set before pressing the numbers. One moment please, for the first question. Keith Dunne, Robinson Stephens, please go ahead.

Keith Dunne:            Good afternoon Jim and Pete. Perhaps you could give us
                        some color. I've lost touch a little bit and am interested in learning more about the company and its new management and the transitions occurred. In the first quarter can you give us a sense of how your sales broke out by end markets and what your top ten customer concentration ratio is and if you have any over 10 percent maybe you can identify those and give us a sense of how large they actually

                                                       Filed by EFTC Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                               Subject Company: EFTC Corporation


                        are?

J. Bass: Keith, our overall concentration is weighted heavily toward the aerospace industry and that represents approximately 70 percent of our revenue. Then the remaining 30 percent is broken up between the medical, industrial control, and gaming industries. Within that context the number one customer in the aerospace industry that we have is Honeywell.

K. Dunne:               And how big is actually Honeywell these days?

J. Bass:                I'm sorry, I don't understand your question.

K. Dunne:               I mean is that 60 percent of the total or is that the
                        whole 70 in aerospace or is it something materially less than that?

J. Bass: It is approximately 70 percent of the total for aerospace.

K. Dunne:               OK. And maybe as a follow-up, what kind of utilization
                        are you running right now and are your facilities at this point right sized for what you see going forward, barring -- you know, understanding that there is temporary slowdown here?

J. Bass: Right now we are running at about approximately 60 to 70 percent capacity. We are not planning on any plants closing however we constantly review our business economics and are going adjust the size of the organization to respond to the changing business environment. That will vary plant by plant across the board.

K. Dunne:               Thanks very much.

Operator:               Your next question will come from Kenny Rader with
                        Paxton. Please go ahead.

Kenny Rader:            Hi. You talked about the expansion of the customer base,
                        I think I heard that during the quarter. If you could mention a couple of new customers. Then also wanted to get a sense on the merger, what the company you are merging with does in terms of revenue, EBITDA, and what you are paying, how many shares will be outstanding afterwards.

J. Bass: Sure. First, in terms of revenue, we have seen from year-on year end, expansion in the aerospace industry and specifically Honeywell. Then in addition to that we have new customers in the medical industry, including Becht and Dickinson and a few others. Additionally, we have started new contracts with a subsidiary of Tektronics called Videotel.com as well as additional work in the gaming industry. As far as the questions related to the merger, Kenny, at this time we are just not in a position to comment on the merger until we have a more detailed explanation which will be provided in the proxy statement.

 K. Rader:              OK. And then on the income statement that you released,
                        is there any way to break that -- that you break down further, SG&A or margins? Are there any charges that are in the Q numbers that is see? Just severance, goodwill amortization, anything like that you can break down?

 P. Harper:             Yeah. No, Kenny, there are no one time charges included
                        in the numbers. SG&A expense for the quarter ran at about 5 percent of revenues which is kind of the number we are

                                                       Filed by EFTC Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                               Subject Company: EFTC Corporation


                        targeting, going forward as well. That at about 50.

 K. Rader:              OK. And then the business that you said -- you will get
                        that in proxy, more of the numbers. What has been the trend, you talked about your trend in the second quarter. The thing you are acquiring, K*TEC or merging with, what has been -- what does their trend look like in the second quarter?

 J. Bass: Again, Kenny, anything related to K*TEC's financials or their business situation will be disclosed in the proxy.

 K. Rader:              And then the last question is what about in terms of
                        financing that you will need for working capital requirements once the two companies are merged? What have you done on that -- standpoint -- from outstanding, what will you need?

 P. Harper:             Kenny, right now I think it is premature to talk about
                        what we are going to need. K*TEC has it's own set of financing and we will see what we need as a combined entity once we've had a chance to kind of put the two numbers together and see what we are going to need.

 K. Rader:              OK.  Thanks a lot.

 Operator:              Keith Dunne, please go ahead with your follow-up
                        question.

 K. Dunne:              Just a comment.  When do you think the documents might
                        be available? Are we, you know, months away or weeks? Do you have a sense of when you might file?

 J. Bass: Yeah. I think as far the timing goes, due to the nature of the review and regulatory process it is just -- it would be completely speculative on our part to say what the timing would be an I would prefer not to go -- to put a time frame on it. Obviously we are going to try our best to work through this as quickly as we can but I don't want to put out any expectations because just due to the regulatory nature and the review process and to work out all the details is just impossible to give you a precise estimate or even a speculative estimate at this point.

 K. Rader:              Thank you.

 Operator:              Sir, I am showing no additional questions at this time.
                        Please continue with your presentation or any closing remarks.

 J. Bass: I just want to, again, reiterate our appreciation for all the EFTC employees and everything they have done to make these results happen. It is a lot of hard work by great people. I want to appreciate everybody's time on the conference call, their participation and as well as the people who asked questions.

                        With that, if there are no further questions I would like to conclude the call.

 Operator:              Ladies and gentlemen, that does conclude our conference
                        for today. You may all disconnect, and thank you for participating.